August 26, 2008

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Patrick Gilmore

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mail Stop 4561

Re:	SYNNEX Corporation Form 8-Ks Filed on May 16, 2008 and May 28, 2008 File No. 1-31892

Dear Mr. Gilmore:

On behalf of SYNNEX Corporation (the “Company”), this letter responds to comments and questions on the above referenced Form 8-K filings received from the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated July 29, 2008. Set forth below is our response to the Staff’s comments and questions regarding the contingent interest feature of our convertible bonds offering.

We analyzed the contingent interest as an embedded derivative in the convertible debt instrument (host contract) under paragraph 12 of FAS 133 to determine if it met the criteria to be accounted for separately from the host contract. In considering if the contingent interest feature meets the definition of a derivative, we concluded the contingent interest has multiple underlyings; one of which is an event where the exercisability of the contingent interest is initiated when the notes reach a trading price for each of the ten of the ten trading days immediately preceding the first day of the applicable six-month period of 120% or more of the principal amount of such note during any six-month period from May 15 to November 14 or from November 15 to May 14, with the initial six month period commencing May 15, 2013. Such index functions as an exercise contingency feature for the application of the contingent interest to the notes.

We analogized to the guidance provided in EITF 01-6 and the recently ratified EITF 07-5 to determine if this index was linked to an observable market or index. Based on the guidance provided in EITF 07-5, which included an example indicating that an exercise contingency based on the trading price of a bond was not an observable market or index, we concluded that the exercise contingency for the contingent interest feature was not an index linked to an observable market or index. Since it was not, we believe this index is inherently clearly and closely related to the debt and would not in itself require the contingent interest feature to be separated from the debt host instrument.

We also concluded that, upon exercise, the contingent interest is an interest rate index that functions as a variable rate index to the debt. We considered this rate to be synonymous with an incremental rate feature that would increase as the debt value increased. For example, if the debt is trading at 120%, then the rate is A, if the debt is trading at 125% then the rate is B, and so forth. In determining if this portion of the contingent interest feature met the requirements of FAS 133 paragraph 12, we considered paragraph 61(a) that indicates an interest rate index is considered clearly and closely related to a debt host unless the embedded derivative contains a provision that (1) permits any possibility whatsoever that the investor’s undiscounted net cash inflows over the life of the instrument would not recover substantially all of its initial recorded investment in the hybrid instrument under its contractual terms or (2) could under any possibility whatsoever at least double the investor’s initial rate of return on the host contract and at the same time result in a rate of return that is at least twice what otherwise would be the then-current market return for a contract that has the same terms as the host contract and that involves a debtor with a similar credit quality.

Because there is a possible scenario where the contingent interest feature meets the second exception described in paragraph 61(a) of FAS 133, we concluded the contingent interest feature meets the criteria in paragraph 12 of FAS 133 and should be accounted for separately from the host contract as a FAS 133 derivative. However, we estimated the fair value of the contingent interest feature and concluded it was de minimis on the issuance date of the notes and as of May 30, 2008. In estimating the fair value of the contingent interest feature, we considered the probability of the contingent interest feature becoming exercisable in addition to the probability of the notes remaining outstanding if the contingent interest feature becomes exercisable. In accordance with FAS 133, the estimated fair value of the contingent interest feature will be determined each reporting period.

Very truly yours,

/s/ Thomas Alsborg

Thomas Alsborg

Chief Financial Officer

cc:	Kathleen Collins, Accounting Branch Chief

Robert Huang

Kevin Murai

Simon Leung, Esq.

Allison Leopold Tilley, Esq.

Anne-Marie Vitale